UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06025408

RECD S.E.C.
FEB 15 2006
1086

February 1, 2006

Robert L. Hayter
Assistant Secretary & Senior Counsel
Halliburton Company
1401 McKinney, Suite 2400
Houston, TX 77010-4035

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/1/2006

Re: Halliburton Company

Dear Mr. Hayter:

This is in regard to your letter dated January 30, 2006 concerning the shareholder proposal submitted by Trillium Asset Management Corporation for inclusion in Halliburton's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Halliburton therefore withdraws its January 9, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

cc: Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

45012

HALLIBURTON

1401 McKinney, Suite 2400 • Post Office Box 42807 (77242-2807) • Houston, TX 77010-4035
Phone 713.759.2616 • Fax 713.759.2657 • E-Mail robert.hayter@halliburton.com

Robert L. Hayter
Assistant Secretary &
Senior Counsel

January 9, 2006

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Halliburton Company; Request for No-Action Advice; Shareholder Proposal of Trillium Asset Management Corporation

Ladies and Gentlemen:

Trillium Asset Management Corporation ("Trillium") has submitted a proposal and supporting statement (the "Trillium Proposal") to be included in Halliburton Company's ("Halliburton" or the "Company") proxy materials for the Annual Meeting of Halliburton shareholders scheduled to be held on May 17, 2006. Six true and complete copies of the Trillium Proposal and of this letter are enclosed as required by Rule 14a-8(j).

The Trillium Proposal requests that the Company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy. For the reasons detailed below, Halliburton intends to omit the Trillium Proposal from its 2006 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Trillium Proposal from its 2006 proxy statement.

Trillium Failed to Comply with the Proxy Rules Governing Shareholder Proposals.

Pursuant to Rule 14a-8(b)(1), in order to be eligible to submit a proposal, Trillium must have *continuously* held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Trillium Proposal for at least one year on the date it submitted the Trillium Proposal. Trillium does not appear in the Company's records as a record owner of the Company's common stock. The transmittal from Trillium, dated December 2, 2005, accompanying the Trillium Proposal indicates that Trillium "manages more than $2,000 of Halliburton common stock acquired more than one year prior to this date." The transmittal also states that the record holder of the stock will provide the verification of Trillium's beneficial ownership by separate letter. Under the Proxy Rules, this separate letter or written statement from the record holder is required to verify *continuous* ownership by Trillium for the one year period as of the date of the Trillium Proposal; this requirement cannot be satisfied by an assertion from Trillium itself since Trillium is not the record holder.

By letter dated December 9, 2005 (the "Notification Letter"), which was faxed and mailed to Trillium, the Company (i) outlined the requirements of Rule 14a-8(b)(1), (ii) requested that Trillium provide the Company with a written statement from the record holder verifying Trillium held the requisite amount of securities continuously for at least one year at the time the Trillium Proposal was submitted, and (iii) advised Trillium that its response needed to be postmarked or transmitted electronically no later than 14 days from the date it received the Notification Letter or the Company would exclude the Trillium Proposal pursuant to Rule 14a-8(f)(1).

The Notification Letter was faxed and mailed within 14 days of receipt of the Trillium Proposal, which was faxed to and received by the Company on December 2, 2005. The fax confirmation indicates that Trillium received the Notification Letter on December 9, 2005. Therefore, pursuant to Rule 14a-8(f)(1), Trillium's response to the Notification Letter needed to be postmarked or transmitted electronically by December 23, 2005.

On December 21, 2005, the Company received by fax a copy of a letter dated December 13, 2005, from Charles Schwab Institutional that is deficient under the Proxy Rules in several respects. The letter advises as to the number of shares of Halliburton common stock held by Trillium, but such letter does not specify that Trillium held the stock on December 2, 2005, the date of the Trillium Proposal. The letter further indicates that Charles Schwab & Co. held 400 shares of common stock of Halliburton Company as custodian for Trillium Asset Management Corporation / Account 0873-0915, which arguably was worth at least $2,000 on December 13, 2005, the date of such letter, but fails to explicitly assert such value as of the date of the Trillium Proposal. In addition to omitting verification that Trillium owned the required dollar value of stock as of December 2, 2005, the date of the Trillium Proposal, as required under the Proxy Rules, the letter from Charles Schwab also fails to indicate that the shares of Halliburton stock have been held by Trillium *continuously* for at least one year at the time the Trillium Proposal was submitted on December 2, 2005, as required by Rule 14a-8(b)(2)(i). Therefore, the record holder of the Halliburton common stock – Charles Schwab & Co. – failed to submit a proper written statement on behalf of Trillium satisfying the requirements of Rule 14a-8(b)(2)(i).

Although Trillium arranged for the record holder to respond to the Notification Letter within 14 days of receipt of the Notification Letter, the record holder did not provide all the information required by Rule 14a-8(b)(1) and (2), which was requested by Halliburton in the Notification Letter to Trillium. While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification is deficient, nor does it require a notification to the record holder if its written statement is deficient. Therefore, the Trillium Proposal is excludable by the Company pursuant to Rules 14a-8(b) and 14a-8(f) because the procedural or eligibility deficiencies were not remedied after notification by the Company. *Halliburton Company* (March 10, 2003) and *AT&T Corp.* (December 11, 2000).

Six copies of the Notification Letter and the fax confirmation evidencing receipt of the Notification Letter by Trillium are also attached to this letter, as well as six copies of Charles Schwab's letter dated December 13, 2005.

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Trillium Proposal is omitted.

Halliburton intends to file its 2006 proxy statement and form of proxy on or about April 3, 2006. Halliburton submits that the reasons set forth above in support of omission of the Trillium Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies Trillium of Halliburton's intention to omit the Trillium Proposal from Halliburton's proxy statement and form of proxy for the 2006 Annual Meeting.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt and returned to me in the enclosed self-addressed postage-paid envelope. If you have any questions or require further information, please do not hesitate to contact me or Margaret E. Carriere, Senior Vice President and Corporate Secretary, at (713) 759-2616 or (713) 759-2617, respectively.

Respectfully submitted,

Robert L. Hayter

Enclosures

cc: Ms. Shelley Alpern
Trillium Asset Management Corporation
Via Facsimile 617-482-6179

R:\LEGAL\SEC\stockholder proposals 2006 proxy\SEC No Act Letter re Trillium.doc

Trillium ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World

December 2, 2005

Ms. Margaret E. Carriere
Vice President and Secretary
Halliburton
1401 Mckinney Street, Suite 2400
Houston, TX 77010

Via fax and regular mail

Dear Ms. Carriere:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Halliburton Company. Trillium Asset Management submits this resolution for inclusion in the 2006 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. On behalf of our investment clients, Trillium manages more than $2,000 of Halliburton common stock acquired more than one year prior to this date. We intend to hold this position through the date of the 2006 annual meeting.

We will forward to you shortly a letter verifying ownership of this position.

Sincerely,

Shelley Alpern
Vice President
Director of Social Research & Advocacy

cc: David J. Lesar, Chairman, Chief Executive Officer and President

Halliburton

SEXUAL ORIENTATION NONDISCRIMINATION POLICY

WHEREAS: Halliburton does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

Our competitors FMC and Bechtel explicitly prohibit this form of discrimination in their written policies, according to the Human Rights Campaign;

Over 84% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 98% of the Fortune 100 companies, according to the Human Rights Campaign;

We believe that corporations that prohibit discrimination on the basis of sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

National public opinion polls consistently find more than three quarters Americans support equal rights in the workplace for gay men, lesbians and bisexuals.

According to a September 2005 survey by Harris Interactive and Witeck-Combs, 57% of heterosexual respondents consider it extremely or very important that a company have a written non- discrimination policy that includes sexual orientation, compared to only 43% in 2002. Additionally, only 47% believe that senior executives at their companies welcome, hire, and encourage a diverse workforce.

A March 2003 Gallup poll found 88% of respondents favored equal opportunity in employment for gays and lesbians.

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

Sixteen states, the District of Columbia and more than 178 cities and counties (includingHouston), have laws prohibiting employment discrimination based on sexual orientation, and in Houston, at least 30 major employers have sexual orientation nondiscrimination policies and 25 grant same-sex domestic partner benefits (see www.hrc.org/worknet);

RESOLVED: The Shareholders request that Halliburton amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy.

SUPPORTING STATEMENT: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. Halliburton will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

HALLIBURTON

1401 McKinney, Suite 2400 • Post Office Box 42807 (77242-2807) • Houston, TX 77010-4035
Phone 713.759.2616 • Fax 713.759.2657 • E-Mail robert.hayter@halliburton.com

December 9, 2005

Robert L. Hayter
Assistant Secretary &
Senior Counsel

SENT FIRST CLASS MAIL;
COPY BY FACSIMILE (617) 482-6179

Ms. Shelley Alpern
Vice President, Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Re: Shareholder Proposal on Sexual Orientation Nondiscrimination Policy

Dear Ms. Alpern:

Your letter to Ms. Margaret E. Carriere, dated December 2, 2005, was received by Halliburton Company on the same date. The proposal is defective under Rule 14a-8(b) because Trillium Asset Management Corporation has failed to provide Halliburton with the necessary written statement from the record holder of Trillium's Halliburton common stock (usually a broker or bank), verifying that, at the time you submitted Trillium's proposal, Trillium continuously held at least $2,000 in market value, or 1%, of Halliburton's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. The Rule further requires that these facts be proven at the time you submit the proposal.

Halliburton will exclude Trillium's proposal from its proxy materials for the 2006 annual meeting unless the defect is corrected and the written statement is postmarked or electronically transmitted to me at the address or facsimile number on this letter within 14 calendar days of your receipt of this notification, as set forth in Rule 14a-8(f). If you have any questions relating to this matter, please contact me directly.

Very truly yours,

Robert L Hayter

R:\LEGAL\PROXY\2006 Proxy\Trillium Proposal Sexual Orient Nondiscrim Policy First Reply.doc

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

12/13/05

To Whom It May Concern:

Re: Trillium Asset Management Corporation/Account 0873-0915

This letter is to confirm that Charles Schwab & Co., Inc. holds as custodian for the above master accounts 400 shares of common stock in HALLIBURTON CO HLDG CO.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co. Inc.

This letter serves as confirmation that the above master account holds the above referenced shares of stock.

Sincerely,

Robert B. Shields

HALLIBURTON

1401 McKinney, Suite 2400 • Post Office Box 42807 (77242-2807) • Houston, TX 77010-4035
Phone 713.759.2616 • Fax 713.759.2657 • E-Mail robert.hayter@halliburton.com

Robert L. Hayter
Assistant Secretary &
Senior Counsel

January 30, 2006

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ***Halliburton Company; Request for No-Action Advice; Shareholder Proposal of Trillium Asset Management Corporation***

Ladies and Gentlemen:

Enclosed is a copy of the Request for No-Action Advice dated January 9, 2006, that Halliburton filed with the Commission on the same date regarding Trillium Asset Management Corporation's proposal and statement of support (the "Proposal") submitted to Halliburton. Also enclosed is a copy of a letter dated January 27, 2006, from Ms. Shelley Alpern, Director of Social Research & Advocacy, Trillium Asset Management to me withdrawing the Proposal.

Because the Proposal has been withdrawn, Halliburton is withdrawing its Request for No-Action Advice.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt and returned to me in the enclosed self-addressed postage-paid envelope.

If you have any questions or require further information, please do not hesitate to contact me or Margaret E. Carriere, Senior Vice President and Secretary, at (713) 759-2616 and (713) 759-2617, respectively.

Very truly yours,

Robert L. Hayter

Enclosures

cc: VIA FAX (617) 482-6179
Ms. Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corporation

R:\LEGAL\SEC\stockholder proposals 2006 proxy\SEC No Act Letter Witdrawal re Trillium.doc

Trillium ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World

January 27, 2006

Robert L. Hayter
Assistant Secretary & Senior Counsel
Halliburton
1401 McKinney, Suite 2400
Post Office Box 42807 (77242-2807)
Houston, TX 77010

Via fax (713-759-2657) and mail

Dear Mr. Hayter:

In recognition of the technical error in our shareholder proposal submitted in December 2005, Trillium Asset Management Corporation hereby withdraws said proposal.

As I indicated on my telephone message, I do hope that Halliburton will give further consideration to our request for reasons laid out in our previous correspondence from last year. I would be pleased to discuss this further with you or for additional perspective put you in touch with managers at other corporations that have implemented sexual orientation nondiscrimination policies. I can be reached at (617) 292-8026, x 248.

Sincerely,

Shelley Alpern

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management

Cc: Division of Corporate Finance, Securities and Exchange Commission rlh

HALLIBURTON

1401 McKinney, Suite 2400 • Post Office Box 42807 (77242-2807) • Houston, TX 77010-4035
Phone 713.759.2616 • Fax 713.759.2657 • E-Mail robert.hayter@halliburton.com

Robert L. Hayter
Assistant Secretary &
Senior Counsel

January 9, 2006

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Halliburton Company; Request for No-Action Advice; Shareholder Proposal of Trillium Asset Management Corporation

Ladies and Gentlemen:

Trillium Asset Management Corporation ("Trillium") has submitted a proposal and supporting statement (the "Trillium Proposal") to be included in Halliburton Company's ("Halliburton" or the "Company") proxy materials for the Annual Meeting of Halliburton shareholders scheduled to be held on May 17, 2006. Six true and complete copies of the Trillium Proposal and of this letter are enclosed as required by Rule 14a-8(j).

The Trillium Proposal requests that the Company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy. For the reasons detailed below, Halliburton intends to omit the Trillium Proposal from its 2006 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Trillium Proposal from its 2006 proxy statement.

Trillium Failed to Comply with the Proxy Rules Governing Shareholder Proposals.

Pursuant to Rule 14a-8(b)(1), in order to be eligible to submit a proposal, Trillium must have *continuously* held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Trillium Proposal for at least one year on the date it submitted the Trillium Proposal. Trillium does not appear in the Company's records as a record owner of the Company's common stock. The transmittal from Trillium, dated December 2, 2005, accompanying the Trillium Proposal indicates that Trillium "manages more than $2,000 of Halliburton common stock acquired more than one year prior to this date." The transmittal also states that the record holder of the stock will provide the verification of Trillium's beneficial ownership by separate letter. Under the Proxy Rules, this separate letter or written statement from the record holder is required to verify *continuous* ownership by Trillium for the one year period as of the date of the Trillium Proposal; this requirement cannot be satisfied by an assertion from Trillium itself since Trillium is not the record holder.

By letter dated December 9, 2005 (the "Notification Letter"), which was faxed and mailed to Trillium, the Company (i) outlined the requirements of Rule 14a-8(b)(1), (ii) requested that Trillium provide the Company with a written statement from the record holder verifying Trillium held the requisite amount of securities continuously for at least one year at the time the Trillium Proposal was submitted, and (iii) advised Trillium that its response needed to be postmarked or transmitted electronically no later than 14 days from the date it received the Notification Letter or the Company would exclude the Trillium Proposal pursuant to Rule 14a-8(f)(1).

The Notification Letter was faxed and mailed within 14 days of receipt of the Trillium Proposal, which was faxed to and received by the Company on December 2, 2005. The fax confirmation indicates that Trillium received the Notification Letter on December 9, 2005. Therefore, pursuant to Rule 14a-8(f)(1), Trillium's response to the Notification Letter needed to be postmarked or transmitted electronically by December 23, 2005.

On December 21, 2005, the Company received by fax a copy of a letter dated December 13, 2005, from Charles Schwab Institutional that is deficient under the Proxy Rules in several respects. The letter advises as to the number of shares of Halliburton common stock held by Trillium, but such letter does not specify that Trillium held the stock on December 2, 2005, the date of the Trillium Proposal. The letter further indicates that Charles Schwab & Co. held 400 shares of common stock of Halliburton Company as custodian for Trillium Asset Management Corporation / Account 0873-0915, which arguably was worth at least $2,000 on December 13, 2005, the date of such letter, but fails to explicitly assert such value as of the date of the Trillium Proposal. In addition to omitting verification that Trillium owned the required dollar value of stock as of December 2, 2005, the date of the Trillium Proposal, as required under the Proxy Rules, the letter from Charles Schwab also fails to indicate that the shares of Halliburton stock have been held by Trillium *continuously* for at least one year at the time the Trillium Proposal was submitted on December 2, 2005, as required by Rule 14a-8(b)(2)(i). Therefore, the record holder of the Halliburton common stock – Charles Schwab & Co. – failed to submit a proper written statement on behalf of Trillium satisfying the requirements of Rule 14a-8(b)(2)(i).

Although Trillium arranged for the record holder to respond to the Notification Letter within 14 days of receipt of the Notification Letter, the record holder did not provide all the information required by Rule 14a-8(b)(1) and (2), which was requested by Halliburton in the Notification Letter to Trillium. While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification is deficient, nor does it require a notification to the record holder if its written statement is deficient. Therefore, the Trillium Proposal is excludable by the Company pursuant to Rules 14a-8(b) and 14a-8(f) because the procedural or eligibility deficiencies were not remedied after notification by the Company. *Halliburton Company* (March 10, 2003) and *AT&T Corp.* (December 11, 2000).

Six copies of the Notification Letter and the fax confirmation evidencing receipt of the Notification Letter by Trillium are also attached to this letter, as well as six copies of Charles Schwab's letter dated December 13, 2005.

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Trillium Proposal is omitted.

Halliburton intends to file its 2006 proxy statement and form of proxy on or about April 3, 2006. Halliburton submits that the reasons set forth above in support of omission of the Trillium Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies Trillium of Halliburton's intention to omit the Trillium Proposal from Halliburton's proxy statement and form of proxy for the 2006 Annual Meeting.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt and returned to me in the enclosed self-addressed postage-paid envelope. If you have any questions or require further information, please do not hesitate to contact me or Margaret E. Carriere, Senior Vice President and Corporate Secretary, at (713) 759-2616 or (713) 759-2617, respectively.

Respectfully submitted,

Robert L. Hayter

Enclosures

cc: Ms. Shelley Alpern
Trillium Asset Management Corporation
Via Facsimile 617-482-6179

R:\LEGAL\SEC\stockholder proposals 2006 proxy\SEC No Act Letter re Trillium.doc

Trillium ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World™

December 2, 2005

Ms. Margaret E. Carriere
Vice President and Secretary
Halliburton
1401 Mckinney Street, Suite 2400
Houston, TX 77010

Via fax and regular mail

Dear Ms. Carriere:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Halliburton Company. Trillium Asset Management submits this resolution for inclusion in the 2006 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. On behalf of our investment clients, Trillium manages more than $2,000 of Halliburton common stock acquired more than one year prior to this date. We intend to hold this position through the date of the 2006 annual meeting.

We will forward to you shortly a letter verifying ownership of this position.

Sincerely,

Shelley Alpern
Vice President
Director of Social Research & Advocacy

cc: David J. Lesar, Chairman, Chief Executive Officer and President

Halliburton

SEXUAL ORIENTATION NONDISCRIMINATION POLICY

WHEREAS: Halliburton does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

Our competitors FMC and Bechtel explicitly prohibit this form of discrimination in their written policies, according to the Human Rights Campaign;

Over 84% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 98% of the Fortune 100 companies, according to the Human Rights Campaign;

We believe that corporations that prohibit discrimination on the basis of sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

National public opinion polls consistently find more than three quarters Americans support equal rights in the workplace for gay men, lesbians and bisexuals.

According to a September 2005 survey by Harris Interactive and Witeck-Combs, 57% of heterosexual respondents consider it extremely or very important that a company have a written non- discrimination policy that includes sexual orientation, compared to only 43% in 2002. Additionally, only 47% believe that senior executives at their companies welcome, hire, and encourage a diverse workforce.

A March 2003 Gallup poll found 88% of respondents favored equal opportunity in employment for gays and lesbians.

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

Sixteen states, the District of Columbia and more than 178 cities and counties (includingHouston), have laws prohibiting employment discrimination based on sexual orientation, and in Houston, at least 30 major employers have sexual orientation nondiscrimination policies and 25 grant same-sex domestic partner benefits (see www.hrc.org/worknet);

RESOLVED: The Shareholders request that Halliburton amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy.

SUPPORTING STATEMENT: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. Halliburton will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

12/13/05

To Whom It May Concern:

Re: Trillium Asset Management Corporation/Account 0873-0915

This letter is to confirm that Charles Schwab & Co., Inc. holds as custodian for the above master accounts 400 shares of common stock in HALLIBURTON CO HLDG CO.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co. Inc.

This letter serves as confirmation that the above master account holds the above referenced shares of stock.

Sincerely,

Robert B. Shields

HALLIBURTON

1401 McKinney, Suite 2400 • Post Office Box 42807 (77242-2807) • Houston, TX 77010-4035
Phone 713.759.2616 • Fax 713.759.2657 • E-Mail robert.hayter@halliburton.com

December 9, 2005

Robert L. Hayter
Assistant Secretary &
Senior Counsel

SENT FIRST CLASS MAIL;
COPY BY FACSIMILE (617) 482-6179

Ms. Shelley Alpern
Vice President, Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Re: Shareholder Proposal on Sexual Orientation Nondiscrimination Policy

Dear Ms. Alpern:

Your letter to Ms. Margaret E. Carriere, dated December 2, 2005, was received by Halliburton Company on the same date. The proposal is defective under Rule 14a-8(b) because Trillium Asset Management Corporation has failed to provide Halliburton with the necessary written statement from the record holder of Trillium's Halliburton common stock (usually a broker or bank), verifying that, at the time you submitted Trillium's proposal, Trillium continuously held at least $2,000 in market value, or 1%, of Halliburton's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. The Rule further requires that these facts be proven at the time you submit the proposal.

Halliburton will exclude Trillium's proposal from its proxy materials for the 2006 annual meeting unless the defect is corrected and the written statement is postmarked or electronically transmitted to me at the address or facsimile number on this letter within 14 calendar days of your receipt of this notification, as set forth in Rule 14a-8(f). If you have any questions relating to this matter, please contact me directly.

Very truly yours,

Robert L Hayter

R:\LEGAL\PROXY\2006 Proxy\Trillium Proposal Sexual Orient Nondiscrim Policy First Reply.doc